CEMEX, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León

México 66265

September 10, 2015

VIA EDGAR

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C. 20549

RE:	CEMEX, S.A.B. de C.V.
Form 20-F for the year ended December 31, 2014
Filed April 27, 2015
File No. 1-14946

Ladies and Gentlemen:

On behalf of CEMEX, S.A.B. de C.V. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. José Antonio Gonzalez Flores, Chief Financial Officer of the Company, dated September 3, 2015 (the “Comment Letter”), in connection with the Company’s annual report on Form 20-F for the year ended December 31, 2014, filed with the Commission on April 27, 2015. The Company’s response to the comment raised by the Staff in the Comment Letter is set forth below. For the convenience of the Staff, we have repeated the Staff’s comment before the response.

Form 20-F for the period ended December 31, 2014

Note 19 Income Taxes

19C) Effective Tax Rate page F-80

1.	We note your response to our comment number 2 from our letter dated August 4, 2015. Please ensure that the supplemental disclosure that you intend on including in future filings also includes the incremental disclosure that explains the effects of the changes in the tax carryforwards on the balance sheet and effective tax reconciliation. This will allow an investor to better understand the impact the non-recognized tax loss carryforwards had on your effective tax rate. This supplemental disclosure should be included as an additional explanatory footnote to the caption “Changes in deferred tax assets.”

RESPONSE: The Company notes the Staff’s comment and confirms that in future filings it intends to include an additional explanatory footnote to the caption “Changes in deferred tax assets” containing the incremental disclosure that explains the effects of the changes in the tax carryforwards on the balance sheet and effective tax rate reconciliation.

* * * *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

By: /s/ José Antonio Gonzalez

Name: José Antonio Gonzalez

Title: Chief Financial Officer